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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CapSource Financial, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

140677105

(CUSIP Number)

Jonathan D.Wood

3033 Excelsior Boulevard

Suite 300

Minneapolis, MN 55416

(612) 253-6001

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 140677105

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

Whitebox Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

11,500,000 (See Item 5)
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

11,500,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,500,000 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

43.92%
14	TYPE OF REPORTING PERSON (See Instructions)

IA

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

2 of 15

CUSIP No. 140677105

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

Whitebox Intermarket Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

11,500,000 (See Item 5)
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

11,500,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,500,000 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

43.92%
14	TYPE OF REPORTING PERSON (See Instructions)

IA

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

3 of 15

CUSIP No. 140677105

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

Whitebox Intermarket Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

11,500,000 (See Item 5)
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

11,500,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,500,000 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

43.92%
14	TYPE OF REPORTING PERSON (See Instructions)

PN

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

4 of 15

CUSIP No. 140677105

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

Whitebox Intermarket Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

11,500,000 (See Item 5)
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

11,500,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,500,000 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

43.92%
14	TYPE OF REPORTING PERSON (See Instructions)

IC

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

5 of 15

CUSIP No. 140677105

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

Whitebox Intermarket Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

11,500,000 (See Item 5)
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

11,500,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,500,000 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

43.92%
14	TYPE OF REPORTING PERSON (See Instructions)

IC

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

6 of 15

CUSIP No. 140677105

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

Pandora Select Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

11,500,000 (See Item 5)
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

11,500,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,500,000 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

43.92%
14	TYPE OF REPORTING PERSON (See Instructions)

IA

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

7 of 15

CUSIP No. 140677105

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

Pandora Select Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

11,500,000 (See Item 5)
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

11,500,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,500,000 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

43.92%
14	TYPE OF REPORTING PERSON (See Instructions)

PN

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

8 of 15

CUSIP No. 140677105

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

Pandora Select Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

11,500,000 (See Item 5)
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

11,500,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,500,000 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

43.92%
14	TYPE OF REPORTING PERSON (See Instructions)

IC

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

9 of 15

CUSIP No. 140677105

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

Pandora Select Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

11,500,000 (See Item 5)
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

11,500,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,500,000 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

43.92%
14	TYPE OF REPORTING PERSON (See Instructions)

IC

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

10 of 15

Item 1—Security and Issuer

(a)	This statement on Schedule 13D relates to the common stock, par value $0.01 per share, of CapSource Financial, Inc., a Colorado corporation (the “Issuer”).

(b)	The principal executive offices of the Issuer are located at 2305 Canyon Boulevard, Suite 103, Boulder, CO 80302.

Item 2—Identity and Background

(a)	This statement on Schedule 13D is filed by the following entities, who are each referred to herein as a “Reporting Person” and are collectively referred to herein as the “Reporting Person”:

(i)	Whitebox Advisors, LLC, a Delaware limited liability company (“WA”), with the respect to the Common Stock beneficially owned by it;

(ii)	Whitebox Intermarket Advisors, LLC, a Delaware limited liability company (“WIA”), with respect to the Common Stock beneficially owned by it;

(iii)	Whitebox Intermarket Partners, L.P., a British Virgin Islands partnership (“WIP”), with respect to the Common Stock directly beneficially owned by it;

(iv)	Whitebox Intermarket Fund, L.P., a Delaware limited partnership (“WIFLP”), with respect to the Common Stock indirectly beneficially owned by it;

(v)	Whitebox Intermarket Fund, Ltd., a British Virgin Islands international business company (“WIFLTD”), with respect to the Common Stock indirectly beneficially owned by it;

(vi)	Pandora Select Advisors, LLC, a Delaware limited liability company (“PSA”), with respect to the Common Stock beneficially owned by it;

(vii)	Pandora Select Partners, L.P., a British Virgin Islands limited Partnership (“PSP”), with respect to the Common Stock directly beneficially owned by it;

(viii)	Pandora Select Fund, L.P., a Delaware limited partnership (“PSFLP”), with respect to the Common Stock indirectly beneficially owned by it; and

(viii)	Pandora Select Fund, Ltd., a British Virgin Islands international business company (“PSFLTD”), with respect to the Common Stock indirectly beneficially owned by it.

WA, the managing member and sole owner of WIA, has the power to direct the affairs of WIA which manages accounts for the benefit of its clients WIP, WIFLP and WIFLTD. WIA has the power to direct the affairs of WIP including decision making power with respect to the disposition of the proceeds from the sale of the Common Stock.

WA, the managing member and sole owner of PSA, has the power to direct the affairs of PSA which manages accounts for the benefit of its clients PSP, PSFLP and PSFLTD. PSA has the power to direct the affairs of PSP including decision making power with respect to the disposition of the proceeds from the sale of the Common Stock.

Based on the relationships described herein, these entities may be deemed to constitute a “group” within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934. The filing of this statement shall not be construed as an admission that WA, WIA, PSA, WIP, PSP, WIFLP, PSFLP, WIFLTD and PSFLTD are a group, or have agreed to act as a group.

(b)	Address of Principal Business Office or, if none, Residence

The principal business address of WA, WIA, WIFLP, PSA and PSFLP is:

c/o Whitebox Advisors, LLC

3033 Excelsior Boulevard, Suite 300

Minneapolis, MN 55416

The address of the business office of WIP, WIFLTD, PSP and PSFLTD is:

11 of 15

Trident Chambers, P.O. Box 146

Waterfront Drive, Wickhams Cay

Roadtown, Tortola, British Virgin Islands

(c)	During the last five years, none of the Reporting Persons, nor any of their individual managers or executive officers, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have any of such persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(d)	Citizenship

WA, WIA, WIFLP, PSA and PSFLP are organized under the laws of the State of Delaware. WIP, PSP, WIFLTD and PSFLTD are organized under the laws of the British Virgin Islands.

Item 3—Source and Amount of Funds or Other Consideration

On May 1, 2006, WIP entered into a Securities Purchase Agreement (the “WIP Purchase Agreement”) with the Issuer for a $1 million private placement of securities of the Issuer. WIP was obligated, upon the satisfaction of certain conditions to purchase common stock of the Issuer which included 2,500,000 shares of common stock and a warrant to purchase 2,500,000 shares of common stock of the Issuer. The warrants are exercisable at a price of $0.90 per share for a period of five years from the date of the closing. On October 31, 2006, WIP exercised its option to purchase 375,0000 shares of common stock and a warrant to purchase 375,000 shares of common stock at a price of $.40 per share.

On May 1, 2006, PSP entered into a Securities Purchase Agreement (the “PSP Purchase Agreement” and together with the WIP Purchase Agreement, the “Purchase Agreements”) with the Issuer for a $1 million private placement of securities of the Issuer. SPS was obligated, upon the satisfaction of certain conditions to purchase common stock of the Issuer which included 2,500,000 shares of common stock and a warrant to purchase 2,500,000 shares of common stock of the Issuer. The warrants are exercisable at a price of $0.90 per share for a period of five years from the date of the closing. On October 31, 2006, PSP exercised its option to purchase 375,0000 shares of common stock and a warrant to purchase 375,000 shares of common stock at a price of $.40 per share.

WIP and PSP are private investment funds whose business is investing in securities, commodities and other assets for investment purposes. The Reporting Persons did not borrow or otherwise obtain from investors of either WIP or PSP funds for the sole purpose of acquiring, holding, trading or voting the securities, to pay the cash purchase price of the stock and warrants purchased from the Issuer.

Prior to entering into the Purchase Agreements, the Reporting Persons beneficially owned no shares of the common stock of the Issuer.

References to and descriptions of the transaction as set forth in this Item 3 are qualified in their entirety by reference to the Purchase Agreements (including the form Warrant attached thereto as Exhibits B), which are incorporated by reference in their entirety in this Item 3.

Item 4—Purpose of Transaction

The purpose of the transactions was to acquire the shares and warrants for investment purposes with the aim of increasing the value of the investment and the Issuer.

The Reporting Persons, pursuant to the terms of the Purchase Agreements, each have the right to a warrant to purchase 2,500,000 shares of common stock and an option to purchase an additional 375,000 shares of common stock and warrants to purchase 375,000 shares of common stock of the Issuer.

Other than as described above in this Item 4, none of the Reporting Persons have any plan or proposal relating to or that would result in: (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (b) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (c) any material change in the present capitalization or dividend policy of the Issuer; (d) any other material change in the Issuer’s business or corporate structure; (e) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (f) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (g) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (h) any action similar to those enumerated above.

Pursuant to the terms of the Purchase Agreements, the Issuer has agreed that each of WIP and PSP will each have the right to elect one (1) individual, as designated by such Reporting Person, to serve as a member of the Issuer’s Board of Directors and for such person to serve until such time as the Reporting Person no longer holds any shares of common stock, warrants for common stock or the option to purchase additional shares and warrants of common stock.

12 of 15

Item 5. Interest in Securities of the Issuer

(a) State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act

Amount beneficially owned:

WIP beneficially owns 5,750,000 shares of common stock of the Issuer, which includes: (1) 2,875,000 shares of common stock and (ii) 2,875,000 shares of common stock issuable upon exercise of the Warrants.

PSP beneficially owns 5,750,000 shares of common stock of the Issuer, which includes: (1) 2,875,000 shares of common stock and (ii) 2,875,000 shares of common stock issuable upon exercise of the Warrants.

As a result of the relationships described in this statement, each of WA, WIA, PSA, WIFLP, PSFLP, WIFLTD and PSFLTD may be deemed to possess indirect beneficial ownership of the shares of common stock beneficially owned by each of WIP and PSP. WA, WIA, PSA, WIFLP, PSFLP, WIFLTD and PSFLTD each disclaim indirect beneficial ownership of the shares of common stock except to the extent of its pecuniary interests in such shares.

Based on the relationships described herein, these entities may be deemed to constitute a “group” within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934. The filing of this statement shall not be construed as an admission that WA, AJR, WCAA, WHHYA, WIA, PSA, WCAFLP, WHHYFLP, WIFLP, PSFLP, WCAFLTD, WHHYFLTD, WIFLTD and PSFLTD are a group, or have agreed to act as a group.

Percent of class:

WA beneficially owns 43.92% of the Issuer’s common stock.

WIA and PSA each beneficially owns 43.92% of the Issuer’s common stock.

WIP and PSP each directly owns 43.92% of the Issuer’s common stock.

WIFLP, WIFLTD, PSFLP and PSFLTD each indirectly owns 43.92% of the Issuer’s common stock.

The percentage of Common Stock reportedly owned by each entity herein is based on 20,433,321 shares of outstanding common stock of the Issuer, which is the total number of shares issued and outstanding on November 17, 2006.

(b) For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared

(1) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

0

(ii)	Shared power to vote or to direct the vote:

WA, WIA, PSA, WIP, PSP, WIFLP, PSFLP, WIFLTD and PSFLTD have shared voting power with respect to 11,500,000 shares of common stock.

(iii)	Sole power to dispose or to direct the disposition of:

0

13 of 15

(iv)	Shared power to dispose or to direct the disposition of:

WA, WIA, PSA, WIP, PSP, WIFLP, PSFLP, WIFLTD and PSFLTD have shared power to direct the disposition of 11,500,000 shares of common stock.

(c)	Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by the persons named in response to paragraph (a).

None.

(d)	If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

None.

(e)	If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided and incorporated by reference to Items 3, 4 and 5 is hereby incorporated by reference.

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

A.	Form of Securities Purchase Agreement between the Issuer and WIP, dated May 1, 2006 (Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on May 5, 2006 (SEC File No. 06-000986)).

B.	Form of Securities Purchase Agreement between the Issuer and PSP, dated May 1, 2006 (Incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on May 5, 2006 (SEC File No. 06-000986)).

C.	Form of Warrant between the Issuer and WIP, dated May 1, 2006 (Incorporated by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K filed on May 5, 2006 (SEC File No. 06-000986)).

D.	Form of Warrant between the Issuer and PSP, dated May 1, 2006 (Incorporated by reference to Exhibit 4.4 to the Issuer’s Current Report on Form 8-K filed on May 5, 2006 (SEC File No. 06-000986)).

E.	Agreement regarding filing of joint Schedule D.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2007
Date

/S/ Jonathan D. Wood
Signature

Jonathan D. Wood as Chief Financial Officer of Whitebox
Advisors, LLC, Whitebox Intermarket Advisors, LLC, Whitebox Intermarket Partners, L.P., Whitebox Intermarket Fund, LP, Whitebox Intermarket Fund, Ltd., Pandora Select Advisors, LLC, Pandora Select Partners, L.P., Pandora Select Fund, L.P. and Pandora Select Fund, Ltd.
Name/Title

Attention: Intentional misstatements or omissions of fact

constitute Federal Criminal violations (See 18 U.S.C. 1001)

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